Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Meeting Date: April 29, 2022

Items of business

At the meeting, shareholders will be asked to:

1.     receive the consolidated financial statements for the year ended December 31, 2021 and the auditors’ report thereon;

2.     re-appoint Ernst & Young LLP, the auditor of AltaGas, and authorize the directors to set their remuneration;

3.     elect each of the 10 director nominees for the ensuing year;

4.     consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, approving unallocated options under AltaGas’ Option Plan;

5.     consider a non-binding advisory resolution to accept AltaGas’ approach to executive compensation; and

6.     consider such other business as may properly be brought before the meeting or any adjournment(s) thereof.

Your Vote is Important!

Please submit your vote well
in advance of the proxy
deposit deadline of
1:00 p.m. (MDT) on
Wednesday, April 27, 2022.

Record Date: March 10, 2022

Only shareholders of record as of the close of business on March 10, 2022 will receive notice of, and be entitled to participate and vote at, the annual and special meeting.

Meeting Details:
Virtual only Meeting via live webcast online at https://web.lumiagm.com/464137331 Password: altagas2022 (case sensitive) The meeting will begin promptly at 1:00 p.m. (MDT)
Voting your Common Shares

Registered shareholders and duly appointed proxyholders will be able to participate in the meeting by webcast and will be able to exercise voting rights electronically during the meeting. To participate and vote at the virtual meeting, please review “How do I attend and participate at the Meeting?” in the Circular.

Registered and beneficial holders may also vote in advance by completing a proxy form or voting instruction form, as applicable. For information, see “How do I vote my Shares”.

The management information circular dated March 10, 2022 (the Circular), contains information relating to the matters to be brought before the meeting, as well as other annual disclosure. Please review all information contained in the Circular before voting.

By order of the Board of Directors,

Leah Dickie Corporate Secretary Calgary, Alberta March 10, 2022

About Notice and Access

AltaGas is using the notice and access rules adopted by Canadian Securities Administrators in an effort to be more environmentally friendly and reduce printing and mailing costs. Instead of receiving the notice of annual and special meeting, the Circular, annual financial statements and related management's discussion and analysis (the Meeting Materials) with the form of proxy or voting instruction form, registered and beneficial shareholders will receive a notice outlining the matters to be addressed at the Meeting and instructions for accessing the Meeting Materials online and for requesting paper copies.

The Meeting Materials can be viewed online at www.altagas.ca/invest/share-information/noticeandaccess or under AltaGas’ profile on SEDAR (www.sedar.com). If you would like to receive a printed copy of the Meeting Materials, please phone 1-866-962-0498 (if you are a registered shareholder) or 1-877-907-7643 (if you are a beneficial shareholder). Refer to the Notice of Availability of Meeting Materials for additional details.